January 12, 2009

Via EDGAR

Mr. Mark Wojciechowski

Division of Corporation Finance

United States Securities and Exchange Commission

100 F St., N.E.

Washington, D.C.  20549

Re:	Cano Petroleum, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2008
Filed September 11, 2008
File No. 1-32496

Amendment No. 1 to Form 10-K for the Fiscal Year Ended June 30, 2008
Filed October 28, 2008
File No. 1-32496

Dear Mr. Wojciechowski:

As discussed on our call on Friday afternoon, due to the comments arriving right before the holidays and the lack of availability of internal and third party resources necessary for the response, Cano Petroleum, Inc. plans to respond by January 21, 2009 to the letter from the Securities and Exchange Commission dated December 23, 2008.  You can reach me at 214.651.5119 if you have any questions.

Very truly yours,

/s/ W. BRUCE NEWSOME

W. Bruce Newsome
Direct Phone Number: 214.651.5119
Direct Fax Number: 214.200.0636
Bruce.newsome@haynesboone.com

cc:	Phillip Feiner